Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

April 6, 2017

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal Income Fund, Inc. (File Nos. 333-211435 and 811-05488)

(“NMI” or the “Fund”)

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to the written comments we received from you on the Fund’s initial registration statement on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 18, 2016. The filing was made for the purpose of registering additional shares of Common Stock for the Fund. Listed below are the comments you provided and our responses thereto on behalf of the Fund. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

GENERAL

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Acknowledged.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

April 6, 2017

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund has submitted a request for no-action relief to allow the Fund to rely on Rule 486(b) under the Securities Act of 1933 to file post-effective amendments to the registration statement that would become effective immediately for the purpose of updating the Fund’s financial statements and making non-material changes.

3.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: Confirmed.

PROSPECTUS

Cover Page

4.	Comment: Please include bolded cover page language disclosing that because the investment advisory fee is based on net assets (which include assets attributable to the Fund’s use of effective leverage), the advisors may have the potential to significantly inflate their investment advisory fee.

Response: When calculating assets upon which its advisory fee is based, Registrant does not include assets attributable to the Fund’s use of leverage. Accordingly, Registrant respectfully declines to add the requested disclosure as it is not applicable.

5.	Comment: Please provide the information required by Item 1.1.g of Form N-2.

Response: Registrant has not included the table required by Item 1.1.g of Form N-2 because such information is not applicable to at-the-market offerings. Registrant notes that this is consistent with past practice and that a similar comment was withdrawn with respect to the registration statements on Form N-2 for the Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (File Nos. 333-211793 and 811-21449) after oral discussions with the staff in which the information in this response was provided.

Elisabeth Bentzinger

April 6, 2017

6.	Comment: Please confirm supplementally that the cross-reference to the Risk Factors section of the prospectus is at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2.

Response: Confirmed.

Prospectus Summary – Investment Objectives and Policies, pages 1-3

7.	Comment: Please reconcile the disclosure in the third paragraph, which states that the Fund may invest up to 15% of its net assets in floating rate securities and inverse floating rate securities, with the disclosure throughout the remainder of the prospectus and SAI, which states only that the Fund may invest up to 15% of its net assets in inverse floating rate securities.

Response: The 15% policy relates only to inverse floating rate securities. Any discrepancies with respect to this policy have been corrected.

Prospectus Summary – Use of Leverage, page 4

8.	Comment: Please disclose that because the investment advisory fees are based on a percentage of net assets, which includes assets attributable to the Fund’s use of leverage, Nuveen Fund Advisors, LLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the advisers will: (a) base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by recommending to the Fund’s Board of Directors to leverage the Fund (or increase such leverage) only when it determines that such action would be in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Response: See response to comment 4, above.

Prospectus Summary – Special Risk Considerations, pages 6-14

9.	Comment: Please clarify in the last sentence of the last paragraph describing Interest Rate Risk that the Fund’s investments in inverse floating rate securities, rather than interest rate floating securities, will tend to increase Common Stock interest rate risk.

Elisabeth Bentzinger

April 6, 2017

Response: Registrant will make the requested change.

10.	Comment: The last paragraph of this section refers shareholders to the Risk Factors section of the prospectus for a discussion of other risks not described in the Summary. Please: (a) remove from this paragraph references to reinvestment risk and to risks that provisions in the Articles could affect the opportunities of shareholders of Common Stock to sell their Common Stock shares (i.e., anti-takeover provisions), as such risk factors are described in the Summary; (b) include in this list (or in the Summary discussion) the following risks that are also described in the Risk Factors section of the prospectus: insurance risk, taxability risk, borrowing risks, other investment companies risk, deflation risk, and illiquid securities risk; and (c) clarify whether the reference to market disruption risk is meant to refer to market disruption and geopolitical risk (page 32) or market disruption risk (page 42).

Response: Registrant will revise the disclosure as follows:

In addition, an investment in the Fund’s Common Stock raises other risks, which are more fully disclosed in this Prospectus. See “Risk Factors.”

Summary of Fund Expenses, pages 16-17

11.	Comment: Under “Shareholder Transaction Expenses” please remove the phrase “Borne by the Fund” in the “Offering Costs” line item, as a portion of the offering expenses are effectively borne by shareholders.

Response: Registrant will make the requested change.

12.	Comment: The prospectus indicates that the Fund may invest in other investment companies, including ETFs. If acquired fund fees and expenses will exceed 0.01% of the average net assets of the Fund, then please disclose these fees and expenses as a separate line item in the fee table. If AFFE are not expected to exceed one basis point, then please include such expenses in the “Other Expenses” line in the Table. See Instruction 10 to Item 3 of Form N-2.

Response: Registrant will make the requested change.

13.	Comment: Please clarify in Footnote 4 that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: Registrant will make the requested change.

Elisabeth Bentzinger

April 6, 2017

14.	Comment: To avoid investor confusion, please clarify in the narrative preceding the expense example that the transaction fee for at-the-market transactions and underwriting syndicate transactions is referred to as a “sales charge” in the Shareholder Transaction Expense portion of the fee table.

Response: Registrant will make the requested change.

Use of Proceeds, page 20

15.	Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Response: Registrant will add the following disclosure:

The net proceeds from the issuance of Common Stock will be invested in accordance with the Fund’s investment objectives and policies as stated below. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government or its agencies or instrumentalities or in high-quality, short-term money market instruments.

The Fund’s Investments - Investment Objectives and Policies, pages 21-23

16.	Comment: The Fund has adopted a fundamental policy to invest at least 80% of its net assets in municipal securities or other related investments, the income from which is exempt from regular federal income tax. When describing this policy, please add “plus the amount of any borrowings for investment purposes” after net assets. See Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response: Registrant will add the requested disclosure.

Comment: Further, a fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including exchange-traded funds or “ETFs”) in which it invests when determining whether the fund is in compliance with its 80% investment policy. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with Rule 35d-1.

Elisabeth Bentzinger

April 6, 2017

Response: Registrant will add the following disclosure:

The Fund will consider its investment in underlying investment companies when determining its compliance with its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities, the income from which is exempt from regular federal income tax.

17.	Comment: The disclosure indicates that the Fund will use derivatives. In describing the Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: Acknowledged. Registrant notes that, based on a substantively identical comment from the Staff in a letter dated April 3, 2014 (File Nos. 333-193749 and 811-22323), the registration statement contains the following disclosure: [“As of [                    ], the only derivatives the Fund was invested in were [interest rate swaps], which represented [0.    %] of its net assets.”]

Comment: Further, please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response: Confirmed.

18.	Comment: The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response: Registrant has not historically invested in such vehicles to any material degree nor does it currently intend to invest in such vehicles to any material degree. Specifically, Registrant will not invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

Elisabeth Bentzinger

April 6, 2017

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

19.	Comment: The prospectus discloses that the Fund will invest at least 80% of its net assets in investment grade securities, and may invest up to 20% of its net assets in below investment grade municipal securities. Please disclose the lowest rating of any instrument in which the Fund may invest, and whether the Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (i.e., distressed securities), as noted in the risk discussion on pages 34 and 35 of the prospectus.

Response: Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

The Fund may invest in distressed securities. The Fund may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e. rated below C-, at the time of investment); provided, however, that Nuveen Asset Management may determine that it is in the best interest of shareholders in pursuing a workout arrangement with issuers of defaulted securities to make loans to the defaulted issuer or another party, or purchase a debt, equity or other interest from the defaulted issuer or another party, or take other related or similar steps involving the investment of additional monies, but only if that issuer’s securities are already held by the Fund.

Elisabeth Bentzinger

April 6, 2017

20.	Comment: Please update the October 31, 2015 information regarding the Fund’s investment in derivatives and its total investment exposure in investment grade municipal securities based on the Fund’s most recent Form N-Q filing.

Response: Registrant will provide the requested information in the Fund’s next pre-effective amendment.

21.	Comment: Please reconcile the following disclosures regarding the Fund’s investments in illiquid securities:

a)	“The Fund may invest up to 15% of its net assets in municipal securities that . . . are illiquid” (pages 2 and 22 of the prospectus and page 2 of the SAI);

b)	“The Fund may invest in municipal securities and other instruments that . . . are illiquid” (page 42 of the prospectus); and

c)	“The Fund may invest up to 15% of its net assets in municipal securities and other instruments that . . . are illiquid” (page 15 of the SAI).

Response: Registrant will make revisions to make these disclosures consistent.

22.	Comment: The prospectus states that during temporary defensive periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment policies and objectives and invest up to 100% of its net assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable. Page 6 of the SAI also states that during such periods, the Fund may invest up to 10% of its net assets in securities of other open or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly. Please disclose this 10% investment policy in the prospectus.

Response: Registrant has determined to remove the following phrase from page 6 of the SAI to make its disclosure regarding temporary defensive periods consistent throughout the registration statement: “. . . and up to 10% of its net assets in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly.”

Registrant notes that the Fund retains the ability to invest in securities of other investment companies, and this ability has been disclosed throughout the Prospectus and SAI. The purpose of the referenced disclosure, however, is to note that while the Fund is generally invested in long-term securities, there may be times when it will be invested in shorter-term securities, either directly or indirectly.

Elisabeth Bentzinger

April 6, 2017

Use of Leverage, page 31

23.	Comment: The prospectus indicates that the Fund may borrow through a “standby credit facility” established by the Fund and its affiliates with a group of lenders. Please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder or, alternatively, whether the Fund has obtained exemptive relief to engage in joint transactions.

Response: The Fund is relying on long-standing no-action letters issued under Section 17(d) and Rule 17d-1 thereunder that permit registered investment companies advised by a common investment adviser to participate in a line of credit pursuant to certain conditions. See T. Rowe Price Funds, SEC No-Act. (July 31, 1995); Alliance Capital Mgmt. L.P., SEC No-Act. (Apr. 25, 1997); Franklin Templeton Investments, et al., SEC No-Act. (Nov. 21, 2008).

Comment: Additionally, this paragraph states that the associated costs of such facility are “described below.” Please provide a cross-reference to the section of the prospectus where such costs are described.

Response: This cross-reference has been deleted. Additional information regarding the standby credit facility arrangement may be found in the Fund’s shareholder report.

Comment: Please consider describing this facility in the Summary when discussing the Fund’s use of leverage.

Response: Registrant believes the facility is adequately disclosed in the leverage sections in the Prospectus and SAI.

Risk Factors, pages 31-43

24.	Comment: In describing the Fund’s risks, please consider recent staff observations regarding the need for funds to review and assess their risk disclosures on an ongoing basis in light of changing market conditions. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: Registrant has updated relevant disclosure in light of current market and global events.

Elisabeth Bentzinger

April 6, 2017

25.	Comment: Please include in response to Item 8.3.a. of Form N-2 a discussion on Economic and Political Events Risk and Potential Conflicts of Interest Risk, as such risks are described in the Summary.

Response: Registrant will make the requested change.

26.	Comment: For clarity, please consider combining the discussion on Market Disruption and Geopolitical Risk (page 32) with the discussion on Market Disruption Risk (page 42).

Response: Registrant will make the requested change.

27.	Comment: Please describe credit risk and below investment grade risk as separate risk factors.

Response: Registrant will make the requested change.

28.	Comment: When discussing hedging risk, please explain how hedging strategies and the use of structured notes and derivatives may generate taxable income.

Response: Registrant believes the current disclosure is sufficient and appropriate given its current investments in derivatives and structured notes, both of which state unequivocally when discussing each type of investment: “These types of investments may generate taxable income.”

29.	Comment: Please expand the discussion of risks associated with investing in other investment companies to address: (a) the duplicative fees paid by Fund shareholders as a result of the layering of fees encompassing both the expenses of the Fund and those of the underlying investment companies in which the Fund invests; (b) the specific risks associated with investing in ETFs (e.g., brokerage costs incurred by the Fund when purchasing and selling ETF shares, the potential absence of an active trading market for ETF shares, etc.); and (c) the fact that investment in such securities may generate taxable income (as noted on page 30 of the prospectus).

Response: Disclosure relating to (a) and (c) currently appears in the registration statement. With respect to (b), Registrants do not believe the extensive disclosure requested regarding ETFs is warranted given the Fund’s current lack of investment in such funds. Moreover, we do not believe that the specific risks cited in (b) are either significant enough, or applicable enough, to warrant specific additional disclosure: the costs incurred in buying and selling ETF shares are not

Elisabeth Bentzinger

April 6, 2017

meaningfully different than the costs of buying and selling other types of securities, and therefore are not truly “risks;” and Registrant does not believe that the potential absence of an active trading market is any greater for ETF shares than for the other types of securities in which the Fund invests, and therefore such risks are adequately covered elsewhere, such as in the “Investment and Market Risk,” “Recent Market Circumstances” and “Market Disruption and Geopolitical Risk” sections.

30.	Comment: Please add a separate risk factor here and in the Summary to describe the various ways in which the Fund is subject to leverage risk. In this discussion, please describe the leverage factors enumerated in Guide 6 to Form N-2 that could increase the investment risk and the volatility of the price of Common Stock (e.g., a decline in net asset value resulting from leverage could affect the ability of the Fund to make dividend payments). Please also disclose that the amount of fees paid to the advisers for investment advisory services will be higher if the Fund uses leverage because such fees will be calculated based on the Fund’s net assets, and that this may create an incentive for the advisers to leverage the Fund.

Response: The Fund does not engage in leverage, and the advisory fees are not higher based on the Fund’s use of leverage. The Fund may invest in inverse floating rate securities. Registrant has therefore added the following to its Risks section: “Inverse Floating Rate Securities/Leverage Risk.”

31.	Comment: The prospectus states on page 25 that the municipal securities in which the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: The Fund does not currently have significant exposure to Puerto Rico debt.

Plan of Distribution, pages 48-50

32.	Comment: Please clarify in the third paragraph under Distribution Through At-The-Market Transactions whether the 0.8% commission rate will be payable to broker-dealers, generally, or to Stifel, Nicolaus & Company, Incorporated, the exclusive sub-placement agent with respect to at-the-market offerings.

Elisabeth Bentzinger

April 6, 2017

Response: The 0.8% commission rate will be payable to Stifel, Nicolaus & Company, Incorporated, the Fund’s exclusive sub-placement agent. Registrant will add the following clarifying disclosure to the registration statement:

The Fund will compensate Nuveen Securities with respect to sales of the Common Stock at a fixed commission rate of up to 1.0% of the gross proceeds of the sale of Common Stock. Nuveen Securities will compensate sub-placement agents or other broker-dealers participating in the offering at a rate of up to 0.8% of the gross proceeds of the sale of Common Stock sold by that sub-placement agent or broker-dealer. Settlements of sales of Common Stock will occur on the third business day following the date on which any such sales are made.

33.	Comment: If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the Securities Act of 1933 (the “1933 Act”) or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response: The Distribution Agreement between the Registrant and Nuveen Securities, LLC does not provide for any indemnification by the Registrant.

Description of Shares – Common Stock, page 50

34.	Comment: The second paragraph states that the Common Stock has been approved for listing on the NYSE, subject to notice of issuance. Please update, as the Fund’s common stock is currently traded on the NYSE.

Response: Registrant will make the requested change.

Repurchase of Fund Shares; Conversion to Open-End Fund, page 52

35.	Comment: The prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the requisite shareholder vote to effect a conversion; (b) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (c) whether the Fund may charge sales or redemption fees upon conversion; (d) whether redemptions will be made in cash or with portfolio securities; and (e) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Elisabeth Bentzinger

April 6, 2017

Response: Registrant will add the following disclosure:

If the Fund converted to an open-end investment company, the Common Stock would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Stock would be sold at net asset value plus a sales load. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Tax Matters, pages 52-54

36.	Comment: Please disclose, if true, that income exempt from federal tax may be subject to state and local income tax. Please also disclose that the Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax.

Response: Registrant will add the following disclosure as a separate paragraph in the “Tax Matters” section of the Prospectus:

The exemption from federal income tax for exempt-interest dividends does not necessarily result in exemption for such dividends under the income or other tax laws of any state or local taxing authority. Some states exempt from state income tax that portion of any exempt-interest dividend that is derived from interest received by a regulated investment company on its holdings of securities of that state and its political subdivisions and instrumentalities. Therefore, the Fund will report

Elisabeth Bentzinger

April 6, 2017

annually to its shareholders the percentage of interest income earned by the fund during the preceding year on tax-exempt obligations indicating, on a state-by-state basis, the source of such income. Shareholders of the Fund are advised to consult with their own tax advisers about state and local tax matters.

Prospectus Back Cover Page

37.	Comment: Please provide on the outside back cover page of the prospectus the information required by paragraph (e) of Rule 481 under the 1933 Act. See Item 2.3 of Form N-2.

Response: Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or Section 24(d) of the 1940 Act. Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Sections 13 or 15(d) of the 1934 Act. Because the Fund was subject to the reporting requirements of Sections 13 and 15(d) of the 1934 Act immediately prior to the filing of the Registration Statement, Registrant does not believe the Delivery Disclosure is required to be included in the Fund’s back cover.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 3-5

38.	Comment: A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Response: Registrant will make the requested change in the Fund’s next pre-effective amendment.

Portfolio Composition – Municipal Securities, pages 5-8

39.	Comment: Please remove the last paragraph of the section discussing tobacco settlement bonds, which appears to be misplaced and redundant disclosure.

Elisabeth Bentzinger

April 6, 2017

Response: Registrant will make the requested change in the Fund’s next pre-effective amendment.

Portfolio Composition - Hedging Strategies and Other Uses of Derivatives, pages 8-12

40.	Comment: With respect to your statement on page 11 that “[t]he Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily,” please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Response: Confirmed.

Investment Adviser, Sub-Adviser and Portfolio Manager, pages 44-49

41.	Comment: Please provide the information regarding the portfolio manager’s beneficial ownership of Fund securities as of the most recent practicable date. See Instruction 1 to Item 21.3 of Form N-2.

Response: This information will be provided in the next amendment.

Portfolio Transactions and Brokerage, pages 50-51

42.	Comment: Pursuant to Items 22.1 and 22.2 of Form N-2, please provide the information pertaining to the payment of brokerage commissions by the Fund (other than in return for research services) during the three most recent fiscal years. Further, please briefly describe how evaluations will be made of the overall reasonableness of brokerage commissions paid, as required by Item 22.3.

Response: Registrant will add the requested information relating to brokerage commissions paid. With respect to the overall reasonableness of brokerage commissions paid, Registrant has the following disclosure which it believes is appropriate and meets the requirements of Form N-2:

It is Nuveen Asset Management’s policy to seek the best execution under the circumstances of each trade. Nuveen Asset Management will evaluate price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be Nuveen Asset

Elisabeth Bentzinger

April 6, 2017

Management’s practice to select dealers that, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Asset Management. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Asset Management’s own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Asset Management’s expenses. While Nuveen Asset Management will be primarily responsible for the placement of the business of the Fund, Nuveen Asset Management’s policies and practices in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.

Net Asset Value, page 51

43.	Comment: Please reconcile the statement on page 51 of the SAI that net asset value is calculated by using the fair value of the Fund’s total assets with the requirements of Section 2(a)(41) of the 1940 Act. See also page 45 of the prospectus (“[n]et asset value is calculated by taking the market value of the Fund’s total assets . . .”).

Response: Registrant will clarify the disclosure as follows in the next pre-effective amendment:

Net asset value is calculated by taking the ~~fair/market value of the~~ Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing by the total number of shares outstanding.

Plan of Distribution – Distribution Through At-The-Market Transactions, pages 53-54

44.	Comment: When discussing in the fifth paragraph the termination of the offering of Common Stock, please reconcile the references to the Selected Dealer Agreement with Stifel, Nicolaus & Company with the references to the Distribution Agreement with Nuveen Securities on pages 5 and 49 of the prospectus.

Response: The Selected Dealer Agreement with Stifel, Nicolaus & Company refers to the exclusive selling agreement between Nuveen Securities, LLC, the Fund’s underwriter, and Stifel, Nicolaus & Company the Fund’s exclusive at-the-market broker-dealer, who sells shares of the Fund directly in the market. The Distribution Agreement is between Nuveen Securities and the Fund and permits Nuveen Securities to act as distributor for the Fund and its shares in various

Elisabeth Bentzinger

April 6, 2017

offerings as described in the registration statement. In the case of this registration statement and as disclosed, the Fund’s shares are sold solely through at-the-market transactions.

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 58-59

45.	Comment: As disclosed in the SAI, the Fund’s Board of Directors considers annually whether to take action to reduce or eliminate any material discount from net asset value, such as through a share repurchase program, and in 2009, the Board approved a repurchase program (although to date the Fund has not repurchased any Common Stock). Please explain supplementally the specific features of the 2009 repurchase program, including the repurchase price under the plan. Please also describe with specificity any additional repurchase program currently being considered by the Board. See generally Guidelines for Form N-2, Guide 2.

Response: The Plan was initially established for selected Nuveen Closed-End Funds in 2007, and the following year was extended to include all Nuveen Closed-End Funds. The Plan has been renewed annually by the Fund’s Board since then, most recently at its August 2-4, 2016 meetings.

Unlike operating company repurchase programs, which typically systematically repurchase a stated number of shares over a defined time period, the Fund’s Plan is discretionary, and share repurchases are made on a dynamic basis based on prevailing market conditions. Generally, repurchases under the Plan are effected when a Fund’s common shares are trading at a significant discount to their current net asset value and an order imbalance exists due to large sell orders entering the market without offsetting buy orders. The goal of the Fund’s repurchases in such circumstances is to provide counterbalancing demand that over time may enable a Fund’s common shares to trade at a narrower discount to their then current net asset value. By repurchasing its common shares below net asset value at the then prevailing market price, the Fund also generates immediate benefits for common shareholders through accretion to net asset value as well as common net earnings.

The Fund to date has not repurchased common shares pursuant to the Plan because the general market conditions and circumstances described in the preceding paragraph under which such repurchases would occur have not existed.

Control Persons and Principal Holders of Securities

46.	Comment: Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Elisabeth Bentzinger

April 6, 2017

Response: This information will be included in the next amendment.

Appendix B

47.	Comment: Please provide in the SAI a cross-reference to Appendix B.

Response: Registrant will make the requested change.

PART C

48.	Comment: The prospectus states on page 48 that the selected dealer agreement entered into between Nuveen Securities and Stifel, Nicolaus & Company, Incorporated has been filed as an exhibit to the registration statement, but this agreement does not appear in the list of exhibits for the registration statement. Please file this agreement as an exhibit to the registration statement.

Response: This agreement will be filed with the next amendment.

49.	Comment: The consent for KPMG LLP is dated May 26, 2016. Please file a new auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: A new auditor’s consent will be filed with next amendment.

***

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Thomas S. Harman
encl.